File No. 70-9071

  UNITED STATES
  SECURITIES AND EXCHANGE COMMISSION
  WASHINGTON, D. C.  20549

  __________________________________________
  AMENDMENT NO. 5 TO FORM U-1 DECLARATION
  UNDER
  THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
  ____________________________________________

  Cinergy Corp.
  139 East Fourth Street
  Cincinnati, Ohio  45202

  (Name of company filing this statement
  and address of principal executive office)

  Cinergy Corp.

  (Name of top registered holding company parent)

  William L. Sheafer
  Vice President and Treasurer
  Cinergy Corp.
  (address above)

  (Name and address of agent of service)

  Applicant requests that the Commission send copies of all notices, orders and communications in connection herewith to:

  Jerome A. Vennemann                James R. Lance
  Associate General Counsel          Manager - Corporate Finance
  Cinergy Corp.                      & Financial Risk Management
  (address above)                    Cinergy Corp. (address above)

  William T. Baker, Jr.
  Reid & Priest LLP
  40 West 57th Street
  New York, New York  10019

  The Declaration on Form U-1 in this proceeding, as previously amended, is further amended as follows:

  1.     Item 1.B.5 is restated in its entirety to read as follows:

       "5.Proposed Increased Authority to Invest in Exempt Entities /File No. 70-9011

         Cinergy has pending a proposal (see amended application-declaration in File No. 70-9011; Release No. 35-26698) ("100%
      Application") pursuant to which Cinergy seeks to apply the net proceeds of certain financing transactions - consisting of those authorized in Release Nos. 35-26486, 26477, 26215 and 26488 (to be superseded, as to the latter three orders, upon issuance of the Commission's order herein) - to investments in Exempt Entities, provided that Cinergy's "aggregate investment" will not exceed 100% of Cinergy's "consolidated retained earnings" (each as defined in rule 53(a)(1))."

  2.   The following exhibits are hereby incorporated by reference:

          A-4 Form of note for bank borrowings (incorporated by reference from File No. 70-8587)

          A-5 Form of commercial paper note (incorporated by reference from File No. 70-8587)

          B    Form of underwriting agreement for the Additional Shares
  (incorporated by reference from Registration No. 33-55713)

          C    Form of registration statement under the Securities Act of
  1933 relating to the Additional Shares (incorporated by reference from Registration No. 33-55713)

  Applicant hereby represents that the actual bank notes, commercial paper notes, underwriting agreement(s) and registration statements(s) to be utilized by the Applicant in connection with the proposed transactions shall bear little or no differences from the forms of such documents hereby incorporated by reference.

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                                 SIGNATURE

  Pursuant to the requirements of the Act, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

  Dated: January 9, 1998

                                     CINERGY CORP.



                                     By:  /s/ William L. Sheafer
                                          Vice President and Treasurer